Exhibit (d)(6)
Execution Copy
April 11, 2008
John McMahon
249 Dutton Road
Sadbury, MA 01776
Dear John:
We are extremely excited at the prospect of you joining the BMC Software, Inc. (“BMC”) team. We believe your skills and abilities will be a great addition to BMC. Effective upon and subject to the closing of the Merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated as of March 17, 2008, by and among BMC, Bengal Acquisition Corporation, and BladeLogic, Inc. (“BladeLogic”) (the “Closing”), you will become a fulltime-regular employee of BMC as a Vice President, Service Automation Sales with a base salary of $10,833.33 per semi-monthly pay period, less payroll deductions and applicable withholdings. As an exempt employee, overtime will not be compensated.
In addition, you will have a variable target bonus opportunity of $260,000 per year.
You will be principally located in Lexington, Massachusetts, and any required business travel will be reimbursed in accordance with BMC’s standard travel reimbursement policies.
Upon your employment with BMC, you will be granted an employee stock option to purchase 50,000 shares of BMC common stock, subject to the provisions of the BladeLogic, Inc. 2007 Stock Option and Incentive Plan, as may be amended from time to time (the “Plan”), a stock option agreement to be entered into between you and BMC and the approval of the Compensation Committee following Closing. The effective date and exercise price will be set when the grant is approved. Options vest monthly over four years based on your continued service with BMC. In addition, you will receive 50,000 shares of restricted BMC stock that will vest equally over three years on each anniversary date of the grant, subject to your continued service with BMC. The restricted stock will be subject to the Plan, a restricted stock agreement to be entered into between you and BMC and the approval of the Compensation Committee following Closing. The agreements outlining your options and restricted stock, the strike price and vesting, as well as materials on how to exercise your options upon vesting, will be provided to you within one month of your employment.
In addition, you will be eligible to participate in a comprehensive package of employee benefits, which includes medical, dental, vision, group life insurance and a 401(k) plan. Details of these and other benefits will be provided to you at the transition to BMC orientation session scheduled just after the Closing.
In the event that your employment with BMC is involuntarily terminated by BMC without Cause (as defined in Appendix 1 attached hereto) or you resign from your employment with BMC for Good Reason (as defined in Appendix 1 attached hereto), then subject to you executing, and failing to revoke during any applicable revocation period, a general release of all claims against BMC and its affiliates in a form acceptable to BMC within 60 days of such termination (A) all your outstanding stock options to acquire shares of the common stock of BMC that are received upon conversion in connection with the Merger shall become immediately vested and fully exercisable, (B) any risk of forfeiture shall immediately lapse on any right to receive merger consideration that was received upon conversion of shares of BladeLogic restricted stock in connection with the Merger, (C) you will be entitled to a lump sum cash payment in an amount equal to six (6) months of your base salary as in effect immediately prior to such termination and (D) if you elect to receive continued healthcare coverage pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), BMC will directly pay, or reimburse you for, the premium for you and your covered dependents through the earlier of (i) the six (6) month anniversary of the date of your termination of employment and (ii) the date you and your covered dependents, if any, become eligible for healthcare coverage under another employer’s plan(s). Your termination of employment with BMC that is accompanied with your simultaneous employment with a subsidiary of BMC shall in no event constitute an involuntary termination. For the avoidance of doubt, the vesting acceleration provided by this paragraph shall in no event apply to stock options or restricted stock grants made on or after the Closing.
Notwithstanding any provision to the contrary in this offer letter, if you are deemed at the time of your separation from service from BMC to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent delayed commencement of any portion of the benefits to which you are entitled under this offer letter is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of your benefits shall not be provided to you prior to the earlier of (a) the expiration of the six-month period measured from the date of your “separation from service” with BMC (as such term is defined in the Treasury Regulations issued under Section 409A of the Code) or (b) the date of your death. Upon the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due under this offer letter shall be paid as otherwise provided herein.
As a condition to the stock option and restricted stock grants, you must enter into the attached Change of Control Agreement which provides you with certain benefits in the event of a change of control of BMC. This offer letter and the change of control agreement supersede any employment, change in control or other severance agreements you may have entered into with BladeLogic except as otherwise provided in the attached change of control agreement. For the avoidance of doubt, on or prior to the Closing you will be entitled to the automatic acceleration of the greater of (a) 25% of the unvested portion of the stock options and restricted stock held by you upon the Closing or (b) the unvested portion of your stock options and restricted stock that would have become vested and, if applicable, exercisable in the six month period following the Closing as provided in, and subject to the terms and conditions of, the Change in Control Agreement entered into between you and BladeLogic as of June 12, 2007.
Your employment with BMC is at will and may be terminated by you or BMC at any time for any reason, with or without cause. No statement in this letter, any BMC software booklet, brochure, guideline, manual, policy, CD or plan should be construed as creating an employment contract of any specific duration. Your at-will employment relationship with BMC cannot be changed except in a written agreement signed by you and BMC’s Chief Executive Officer.

In compliance with Federal Immigration law, you are obliged to provide proof of eligibility and right to work in the United States. A copy of the Federal Government I-9 Form will be provided during the orientation session. Please review the documentation and provide the required information within 5 business days after the Closing.
BMC requires that you complete the Company required drug screen within 5 business days after the Closing. In addition BMC requires that you provide the details for conducting a background verification. Please complete the enclosed Background Investigation Notification & Authorization form along with the Application for Employment. Failure to complete the drug screen and background check within the timeframe specified here could result in this offer being revoked.
This offer is valid only in connection with the closing of the transactions contemplated by the Merger Agreement. Please sign a copy of our offer letter to confirm your acceptance, understanding and agreement with our offer of employment within the next 3 business days. You are being provided a copy of the BMC Professional Conduct Policy and Code of Ethics as part of your offer packet. Your signature on this offer letter also signifies that you have received and read the Professional Conduct Policy and Code of Ethics and agree to abide by the rules and policies stated within it. You may fax the signed copy of the offer letter, signed Confidential Employee Information Sheet, signed Background Investigation Notification & Authorization form, Application for Employment and Change of Control Agreement, found enclosed to BMC Human Resources, attention of Patty McFall at (713) 918-2501.
Welcome to BMC Software, Inc. If you have any questions regarding this letter or any other issue, don’t hesitate to call me at (713) 918-1333. We believe your employment is critical to the continued success of our endeavor and look forward to working with you.

Sincerely,	AGREED AND ACCEPTED:

	Signature:	/s/ John McMahon John McMahon

/s/ Michael Vescuso Michael Vescuso
SVP, Administration
BMC Software, Inc.	Date:	April 11,2008

Enclosures:	Offer Letter (2 Copies) Agreement for BMC Software Employees (2 copies) BMC Software Professional Conduct Policy and Code of Ethics Application for Employment Change of Control Agreement (2 Copies)

APPENDIX 1
DEFINITIONS OF CAUSE AND GOOD REASON
For the purposes of the offer letter, the term “Cause” shall mean (i) conduct by you constituting a material act of willful misconduct in connection with the performance of your duties, including, without limitation, misappropriation of funds or property of BMC or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of BMC or its subsidiaries’ property for personal purposes; or (ii) the commission by you of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by you that would reasonably be expected to result in material injury to BMC or any of its subsidiaries and affiliates; or (iii) your willful and continued failure to perform your duties with BMC and its subsidiaries (other than any failure resulting from incapacity due to physical or mental illness), which continues 30 days after a written demand of performance is delivered to you by any BMC Senior Vice President or Vice President of Human Resources, which identifies the manner in which such person believes that you have not performed your duties; or (iv) a violation by you of the employment policies of BMC and its subsidiaries which has continued following written notice of such violation from any BMC Senior Vice President or Vice President of Human Resources; or (v) your willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by BMC to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the willful inducement of others to fail to cooperate or to produce documents or other materials.
For the purposes of the offer letter, the term “Good Reason” shall mean (i) without your written consent, a material diminution in your duties with BMC as in effect immediately following the Closing, (ii) a reduction in your annual cash base salary as in effect on the date you commence employment or as the same may be increased from time to time hereafter except for across-the-board reductions similarly affecting all or substantially all Company employees; or (iii) a relocation whereby the Company or BMC requires you to be principally based at any office or location that is more than fifty (50) miles from your current office; provided, that the reasons set forth above will not constitute “Good Reason” unless, within 90 days after the first occurrence of such Good Reason event, you have given written notice to BMC specifically identifying the event that you believe constitutes Good Reason and BMC, or, if applicable, its subsidiary, has not remedied such event within a reasonable cure period of not less than 30 days after BMC’s receipt of such notice.